Exhibit 99.10

AGENCY AGREEMENT

February 10, 2023

SolarBank Corporation

505 Consumers Road, Suite 803

Toronto, ON M5J 4Z2

Attention:	Dr. Richard Lu, CEO & President

Dear Sir:

Research Capital Corporation (“RCC” or the “Agent”) hereby agrees to offer for sale on a ‘commercially reasonable efforts’ agency basis, and SolarBank Corporation (“SolarBank” or the “Corporation”) upon and subject to the terms hereof, agrees to issue and sell through the Agent, up to 7,000,000 common shares of the Corporation (the “Offered Shares”) at a price of $0.75 per Offered Share (the “Offering Price”) for gross proceeds of up to $5,250,000.

The Corporation also hereby grants the Agent the option (the “Over-Allotment Option”) to acquire up to an additional 1,050,000 Common Shares (as hereinafter defined) (the “Additional Shares”), upon the same terms as the Offered Shares, exercisable in whole or in part at any time up to 48 hours prior to the Closing Date (as hereinafter defined) of the Offering (as hereinafter defined) at a price of $0.75 per Additional Share for additional proceeds of up to $787,500. If the Agent elects to exercise the Over-Allotment Option, the Agent shall notify the Corporation in writing not later than 48 hours before the Closing Date, which notice shall specify the number of Additional Shares to be purchased. The closing of the Over-Allotment Option shall occur on the Closing Date. References to Offered Shares includes the Additional Shares issuable upon exercise of the Over-Allotment Option, unless the context requires otherwise.

The offering of the Offered Shares by the Corporation described in this Agreement is hereinafter referred to as the “Offering”.

It is further understood and agreed that the Corporation may provide a list of certain subscribers on a president’s list (the “President’s List Subscribers”) which list may be comprised of subscriptions of up to 100% of the Offering (including the Over-Allotment Option), provided that the Cash Fee (as defined below) and Agent’s Warrants (as defined below) shall be payable in full on the subscription amounts for all President’s List Subscribers.

The net proceeds of the Offering shall be used by the Corporation substantially in accordance with the disclosure set out under the heading “Use of Proceeds” in the Final Prospectus (as defined herein), subject to the qualifications set out therein.

The Agent understands that the Corporation has prepared and, concurrently with or immediately after the execution hereof, will file a final long form prospectus and all necessary documents relating thereto and will take all commercially reasonable steps necessary to qualify the Offered Shares and the Agent’s Warrants (as hereinafter defined) for distribution in each of the Provinces of Alberta, British Columbia and Ontario (collectively, the “Qualifying Jurisdictions”). The Agent intends to make a public offering of the Offered Shares in the Qualifying Jurisdictions upon the terms set forth herein and in the Prospectus (as hereinafter defined). The Corporation acknowledges and agrees that the Agent may offer and sell the Offered Shares to or through any affiliate of the Agent or other selling group participant appointed by the Agent, and that any such affiliate or selling group participant may offer and sell the Offered Shares.

The parties acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) or the securities laws of any state of the United States (as hereinafter defined) and may not be offered or sold in the United States except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States.

In consideration of the Agent’s services to be rendered in connection with the Offering, at Closing, the Corporation shall:

(i)	pay to the Agent a cash commission (the “Cash Fee”) equal to 6.0% of the aggregate gross proceeds realized by the Corporation in respect of the sale of the Offered Shares, including those sold to President’s List Subscribers;

(ii)	issue, as may be directed by the Agent, that number of non-transferable Common Share purchase warrants of the Corporation (the “Agent’s Warrants”) as is equal to 6.0% of the number of Offered Shares issued under the Offering, including those sold to President’s List Subscribers with each Agent’s Warrant exercisable to acquire one (1) Common Share (each an “Agent’s Warrant Share”) for a period of 36 months from the date of issuance thereof at an exercise price equal to the Offering Price; and

(iii)	pay to the Agent the remaining cash balance of its corporate finance fee of $35,000.00 (plus applicable taxes) (being, $20,000 plus applicable taxes on the entirety of the Corporate Finance Fee) (the “Corporate Finance Fee”).

The obligation of the Corporation to pay the Cash Fee and the Corporate Finance Fee and to issue the Agent’s Warrants shall arise at the Closing Time (as defined herein) against payment for the Offered Shares, and at such time the Cash Fee, the Agent’s Warrants, and the Corporate Finance Fee shall be fully earned by the Agent.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A”	–	Matters to be Addressed in the Canadian Counsel Opinion

Schedule “B”	–	Material Subsidiaries

DEFINITIONS AND INTERPRETATION

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“Additional Shares” has the meaning ascribed thereto on the first page hereof;

“Advisory Warrant” means the non-transferable Common Share purchase warrants of the Corporation with each Advisory Warrant entitling the holder, upon Closing, to purchase one Common Share up to the day that it is five years from the date of issuance thereof at a price of $0.10 per Common Share, as more fully described in the Final Prospectus;

“Agent” or “RCC” has the meaning ascribed thereto on the first page hereof;

“Agent’s Warrants” has the meaning ascribed thereto on the second page hereof;

“Agent’s Warrant Shares” has the meaning ascribed thereto on the second page hereof;

“Agent’s Expenses” has the meaning ascribed thereto in Section 22 hereof;

“Agreement” means this agency agreement, including the Schedules hereto;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 10(tt)(i) hereof;

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any permits, including any judicial or administrative interpretation thereof, of any Governmental Authority;

“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Vancouver, British Columbia or the City of Toronto, Ontario;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions, including the OSC;

“Cash Fee” has the meaning ascribed thereto on the second page hereof;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing” means the completion of the issue and sale by the Corporation of the Offered Shares and any Additional Shares as contemplated by this Agreement;

“Closing Date” means such date of Closing as the Corporation and the Agent may agree;

“Closing Time” means 9:00 a.m. (Vancouver time) on the Closing Date, or such other time as the Corporation and the Agent may agree;

“Common Shares” means the common shares without par value in the capital of Corporation which the Corporation is authorized to issue, as constituted on the date hereof;

“Confidential Information” means financial, operating, technical, and other information and materials concerning the Corporation and its properties, which is furnished to the Agent or to any of its respective directors, officers, or employees or to the Agent’s accounting and legal advisors by the Corporation or any director, officer, employee, financial or accounting advisor, legal advisor, representative or other agent of the Corporation, to the extent that such information would be construed by a reasonable business person in comparable circumstances to be proprietary in nature. Notwithstanding the foregoing, Confidential Information does not include information which: (a) is or becomes generally available to the public other than as a result of a disclosure by the Agent not permitted hereunder; (b) was available to the Agent on a non-confidential basis prior to its disclosure to the Agent by the Corporation; (c) becomes available to the Agent on a non-confidential basis from a source other than the Corporation, provided that such source is not, to the knowledge of the Agent, bound by a confidentiality agreement with, or other confidentiality obligation to the Corporation; or (d) is independently developed by the Agent without reference to any Confidential Information;

“Conversion Unit” means a unit issuable on the conversion of the Convertible Loan consisting of one Common Share, one Series A Warrant and one Series B Warrant;

“Conversion Unit Warrant Expiry Date” means the date that is sixty (60) months following the Closing Date;

“Convertible Loan” means the non-interest bearing convertible bridge loan financing completed by the Corporation on October 3, 2022, for aggregate gross proceeds of $1,250,000, convertible: (a) at the option of the holder thereof into Conversion Units at a conversion price of $0.50 per Conversion Unit at any time until the maturity date, being the 12 month anniversary of the date of issuance of the Convertible Loan, or (b) upon Closing, automatically into Conversion Units at a conversion price of $0.50 per Conversion Unit, as more fully described in the Final Prospectus;

“Corporate Finance Fee” has the meaning ascribed thereto on the second page hereof;

“Corporation” or “SolarBank” has the meaning ascribed thereto on the first page hereof and includes the subsidiaries of SolarBank, if the context permits;

“Corporation’s Auditors” means MSLL CPA LLP, Chartered Professional Accountants, or such other firm of chartered professional accountants as the Corporation may have duly appointed or may from time to time appoint as auditors of the Corporation;

“COVID-19” has the meaning ascribed thereto in Section 10(aaa) hereof;

“CSE” means the Canadian Securities Exchange;

“Disclosure Documents” means any and all documents, reports, presentations or information made available to the Agent by the Corporation, together with all other publicly disclosed or available documents, reports, presentations or information relating to the Corporation, including the Prospectus;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, restriction, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any contract to create any of the foregoing;

“Engagement Letter” means the letter agreement dated September 26, 2022, between the Corporation and the Agent relating to the Offering;

“Final Prospectus” means the (final) long form prospectus prepared by the Corporation in accordance with NI 41-101 relating to the distribution of the Offered Shares and for which a receipt will be issued by the OSC on its own behalf and, as principal regulator, on behalf of each of the other Canadian Securities Regulators;

“Financial Statements” means the financial statements of the Corporation included in the Prospectus, including the notes to such statements and the related auditors’ report on such statements, if any;

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;

“Infringe” has the meaning ascribed thereto in Section 10(ccc) hereof;

“Intellectual Property” means intellectual property rights, including: (i) patents and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium; (iv) registrations, applications and renewals for any of the foregoing; (v) proprietary computer software (including but not limited to data, data bases and documentation); (vi) trade secrets, Confidential Information and know-how; and (vii) all licenses, agreements and other contracts and commitments relating to any of the foregoing;

“Listing Date” means the date that the Common Shares are listed on the CSE;

“Losses” has the meaning ascribed thereto in Section 20(a) hereof;

“Marketing Materials” has the meaning ascribed to “marketing materials” in NI 41-101 (including any template version, revised template version or limited use version thereof) provided to a potential investor in connection with the Offering;

“Material Adverse Effect” or “Material Adverse Change” means any effect or change on the Corporation or its business that is or is reasonably likely to be materially adverse to the results of operations, affairs, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, prospects, income or business operations of the Corporation or its business, taken as a whole, after giving effect to this Agreement and the transactions contemplated hereby or that is or is reasonably likely to prevent the completion of the transactions contemplated by this Agreement;

“Material Contracts” means a contract described under the heading “Material Contracts” in the Final Prospectus;

“Material Subsidiaries” means each of the subsidiaries of the Corporation listed in Schedule “B” hereto;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, and “distribution” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“MI 11-102” means Multilateral Instrument 11-102 – Passport System and its companion policy;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“OFAC” has the meaning ascribed thereto in Section 10(uu) hereof;

“OFAC Person” has the meaning ascribed thereto in Section 10(uu) hereof;

“Offered Shares” has the meaning ascribed thereto on the first page hereof;

“Offering” has the meaning ascribed thereto on the first page hereof;

“Offering Documents” means the Preliminary Prospectus, the Final Prospectus, the Marketing Materials and any Supplementary Material;

“Offering Price” has the meaning ascribed thereto on the first page hereof;

“Options” means stock options to acquire Common Shares issuable pursuant to the Share Compensation Plan;

“OSC” means the Ontario Securities Commission;

“Over-Allotment Option” has the meaning ascribed thereto on the first page hereof;

“Passport System” means the system and process for prospectus reviews provided for under MI 11-102 and NP 11-202;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, limited liability company, joint venture, association, trust or other legal entity;

“Preliminary Prospectus” means the preliminary prospectus dated November 4, 2022, for which a receipt was issued by the OSC on its own behalf and, as principal regulator, on behalf of each of the other Canadian Securities Regulators;

“President’s List Subscribers” has the meaning ascribed thereto on the first page hereof;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus and any amendments thereto;

“Qualifying Jurisdictions” has the meaning ascribed thereto on the first page hereof;

“Representatives” means, collectively, the directors, officers, employees and consultants of the Corporation and the Material Subsidiaries, together with any other parties which the Corporation or a Material Subsidiary has engaged to operate or conduct any part of its business;

“RSUs” means restricted share units issued or issuable pursuant to the Share Compensation Plan, which, upon vesting, are redeemed for Common Shares;

“Sales Tax” has the meaning ascribed thereto in Section 23(b) hereof;

“Sanctioned Country” has the meaning ascribed thereto in Section 10(uu) hereof;

“Sanctions” has the meaning ascribed thereto in Section 10(uu) hereof;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Offered Shares, the Agent’s Warrants, the Agent’s Warrant Shares and the Additional Shares;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions and includes the rules and policies of the CSE;

“Securities Regulators” means, collectively, the CSE and the Canadian Securities Regulators;

“Selling Firm” has the meaning ascribed thereto in Section 4(a) hereof;

“Series A Warrant” means a transferrable Common Share purchase warrant of the Corporation forming part of the Conversion Units, with each Series A Warrant entitling the holder, upon satisfaction of the Series A Warrant Vesting Condition, to purchase one (1) Common Share until the Conversion Unit Warrant Expiry Date at a price of $0.50 per Common Share;

“Series A Warrant Vesting Condition” means the Corporation attaining a fully diluted market capitalization of $20,000,000 calculated by multiplying all of the issued and outstanding Common Shares and convertible securities of the Corporation by its closing price on the stock exchange where its primary trading occurs;

“Series B Warrant” means a transferrable Common Share purchase warrant of the Corporation forming part of the Conversion Units, with each Series B Warrant entitling the holder, upon satisfaction of the Series B Warrant Vesting Condition, to purchase one (1) Common Share until the Conversion Unit Warrant Expiry Date at a price of $0.50 per Common Share;

“Series B Warrant Vesting Condition” means the Corporation completing a listing on a senior Canadian or United States stock exchange such that it is not designated as a “venture issuer”, as such term is defined in NI 51-102;

“Share Compensation Plan” means the share compensation plan of the Corporation adopted on November 4, 2022;

“Shareholders’ Agreement” has the meaning ascribed thereto in Section 10(g) hereof;

“Standard Listing Conditions” has the meaning ascribed thereto in Section 6(a)(iv) hereof;

“Standard Term Sheet” has the meaning ascribed to “standard term sheet” in NI 41-101;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

“Supplementary Material” means, collectively, any amendment to the Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the distribution of the Securities hereunder;

“Transfer Agent” means the registrar and transfer agent of the Corporation, namely Endeavor Trust Corporation;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, including the rules and policies of the SEC, and any applicable state securities laws.

In this Agreement, “to the best of the knowledge of” means, unless otherwise expressly stated, a statement of the declarant’s knowledge of the facts or circumstances to which such phrase related, after having made due and applicable inquiries and investigations in connection with such facts and circumstances; and “to the knowledge of the Corporation”, “to the Corporation’s knowledge”, “to the best of the knowledge of the Corporation” or “to the best of the Corporation’s knowledge” means, unless otherwise expressly stated, a statement as to the best knowledge of each of the chief executive officer and the chief financial officer of the Corporation about the facts or circumstances to which such phrase related, after having made due and applicable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made in the discharge of each such officer’s duties.

TERMS AND CONDITIONS

1.	Appointment of Agent. The Corporation appoints the Agent as its exclusive agent in respect of the Offering and the Agent accepts the appointment and agrees to act as the exclusive agent of the Corporation in respect of the Offering and to use commercially reasonable efforts to sell the Offered Shares in the Qualifying Jurisdictions on the terms and conditions set out herein. It is hereby understood and agreed that the Agent shall act as agent only and is under no obligation to purchase any of the Offered Shares, although the Agent may subscribe for the Offered Shares in its sole discretion.

2.	Compliance with Securities Laws.

(a)	The Corporation represents and warrants to the Agent that the Corporation has prepared and filed the Preliminary Prospectus and other related documents required by applicable Securities Laws with the Securities Regulators, that the “head office” of the Corporation is in the Province of Ontario and that the Corporation has obtained a receipt from the OSC for the Preliminary Prospectus which also evidences that a receipt has been issued or is deemed to have been issued for the Preliminary Prospectus by the other Canadian Securities Regulators.

(b)	The Corporation will use commercially reasonable efforts to resolve as soon as possible any comments of the Securities Regulators relating to the Preliminary Prospectus, and in any event no later than February 13, 2023 (or, in any case, by such later date or dates as may be determined by the Agent and the Corporation acting reasonably), file the Final Prospectus, which shall be in form and substance satisfactory to the Agent, acting reasonably, and obtain, pursuant to the Passport System, a receipt from the OSC (as principal regulator) evidencing the issuance or deemed issuance by the Canadian Securities Regulators of receipts for the Final Prospectus in respect of the proposed distribution of the Offered Shares and the Agent’s Warrants and the grant of the Over-Allotment Option.

(c)	The Corporation will promptly fulfil and comply with, to the satisfaction of the Agent, applicable Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Shares to be lawfully distributed to the public in the Qualifying Jurisdictions through the Agent or any Selling Firm.

(d)	Until the date on which the distribution of the Offered Shares is completed, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required or desirable under applicable Securities Laws to continue to qualify the distribution of the Offered Shares and the Agent’s Warrants and the grant of the Over-Allotment Option in the Qualifying Jurisdictions.

3.	Due Diligence.

Prior to the filing of the Final Prospectus and continuing until the Closing, the Corporation shall have permitted the Agent to review each of the Preliminary Prospectus and the Final Prospectus, including the documents incorporated by reference therein, and shall allow the Agent to conduct any due diligence investigations which it reasonably requires in order to fulfill its obligations as agent under the Securities Laws and in order to enable it to responsibly execute the certificates in the Preliminary Prospectus and the Final Prospectus required to be executed by it. Following the filing of the Final Prospectus and until the later of the Closing Date and the date of completion of the distribution of the Offered Shares, the Corporation shall allow the Agent to conduct any due diligence investigations that it reasonably requires to confirm as at any date that it continues to have reasonable grounds for the belief that the Final Prospectus and any Supplementary Material does not contain a misrepresentation as at such date or as at the date of such Final Prospectus or any Supplementary Material and to otherwise fulfill its obligations as an agent under applicable Securities Laws. The Corporation also covenants to use commercially reasonably efforts to secure the cooperation of the Corporation’s professional advisors (including its legal advisors and auditors) to participate in any due diligence conference calls required by the Agent, and the Corporation consents to the use and the disclosure of information obtained during the course of the due diligence investigation (including during any due diligence conference call) where such disclosure is required by law or required by the Agent to maintain a defense to any regulatory or other civil action. The Corporation further covenants, during the term of this Agreement, to keep the Agent informed of all material changes relating to the Corporation, whether or not requested by the Agent.

4.	Distribution and Certain Obligations of the Agent.

(a)	The Agent shall, and shall use commercially reasonable efforts to require any investment dealer or broker (other than the Agent) with which the Agent has a contractual relationship with in respect of the distribution of the Offered Shares (each, a “Selling Firm”) to agree to comply with Securities Laws in connection with the distribution of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement. The Agent shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Agent shall: (i) use reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Shares as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in its opinion, the Agent and the Selling Firms have ceased distribution of the Offered Shares and provide a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Regulators.

(b)	The Agent shall, and shall require any Selling Firm to agree to, distribute the Offered Shares in a manner which complies with and observes all Applicable Laws and regulations in each jurisdiction into and from which they may offer to sell the Offered Shares, or distribute the Prospectus or any Supplementary Material in connection with the distribution of the Offered Shares in all material respects, and will not, directly or indirectly, offer, sell or deliver any Offered Shares or deliver the Prospectus or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the foregoing and with the prior written agreement of the Corporation, the Agent and any Selling Firm shall be entitled to offer and sell the Offered Shares in such other jurisdictions in accordance with any applicable securities and other laws in such jurisdictions in which the Agent and/or Selling Firms offer the Offered Shares provided that the Corporation is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions, in accordance with the provisions of this Agreement.

(c)	For the purposes of this Section 4, the Agent shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Canadian Securities Regulators (including a receipt for the Final Prospectus issued under the Passport System) following the filing of the Final Prospectus unless otherwise notified in writing.

(d)	The Agent shall use commercially reasonable efforts to cause the distribution of the Offered Shares to occur in such a manner that the minimum distribution requirements for the initial listing and posting for trading of the Common Shares on the CSE are satisfied.

5.	Marketing Materials.

(a)	During the distribution of the Offered Shares:

(i)	the Corporation will comply with all applicable Securities Laws in all material respects during the period of distribution of the Offered Shares;

(ii)	the Corporation and the Agent shall approve in writing, prior to the time Marketing Materials are provided to potential investors, a template version of any Marketing Materials reasonably requested to be provided by the Agent to any such potential investor, such Marketing Materials to comply with Securities Laws. The Corporation shall file a template version of such Marketing Materials with the Canadian Securities Regulators as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and the Agent, and in any event on or before the day the Marketing Materials are first provided to any potential investor of Offered Shares, and such filing shall constitute the Agent’s authority to use such Marketing Materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 41-101 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Corporation. The Corporation shall prepare and file with the Canadian Securities Regulators a revised template version of any Marketing Materials provided to potential investors of Offered Shares where required under Securities Laws; and

(iii)	the Corporation and the Agent covenant and agree:

(1)	not to provide any potential investor of Offered Shares with any Marketing Materials unless a template version of such Marketing Materials has been filed by the Corporation with the Canadian Securities Regulators on or before the day such Marketing Materials are first provided to any potential investor of Offered Shares; and

(2)	not to provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Corporation other than: (A) such Marketing Materials that have been approved and filed in accordance with this Section 5 and that are otherwise in compliance with applicable Securities Laws; (B) the Prospectus; and (C) any Standard Term Sheets approved in writing by the Corporation and the Agent.

6.	Deliveries on Filing and Related Matters.

(a)	The Corporation shall deliver to the Agent and its counsel:

(i)	at the time of filing of the Final Prospectus, a copy of the Final Prospectus in the English language signed and certified by the Corporation and any promoter(s) as required by Securities Laws;

(ii)	prior to the filing of the Final Prospectus with the Canadian Securities Regulators, a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agent, acting reasonably, addressed to the Agent, the Agent’s counsel, and the Corporation from the Corporation’s Auditors with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the Corporation’s Auditors within a cut-off date of not more than two (2) Business Days prior to the date of the letter, which letter shall be in addition to any auditors’ report contained in the Final Prospectus and any auditors’ consent letter or comfort letter addressed to the Canadian Securities Regulators;

(iii)	prior to the filing of the Final Prospectus with the Canadian Securities Regulators, a consent of DLA Piper (Canada) LLP dated as of the date of the Final Prospectus with respect to the tax commentary included in the sections of the Prospectus entitled “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” addressed to the Canadian Securities Regulators, in form and content acceptable to the Agent, acting reasonably;

(iv)	prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the CSE of the Common Shares, including the Offered Shares, the Agent’s Warrant Shares and any Additional Shares, has been approved for listing subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the CSE (the “Standard Listing Conditions”); and

(v)	prior to the filing of the Final Prospectus with the Canadian Securities Regulators, a copy of any other document required to be filed by the Corporation under Securities Laws, including without limitation any Marketing Materials and template versions thereof.

(b)	The Corporation shall also prepare and deliver promptly to the Agent signed copies of all Supplementary Material required to be filed by the Corporation in compliance with the Securities Laws. Any Supplementary Material shall be in form and substance satisfactory to the Agent, acting reasonably. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Agent, with respect to such Supplementary Material, documents similar to those referred to in Section 6(a).

(c)	Delivery of the Offering Documents by the Corporation shall constitute the representation and warranty of the Corporation to the Agent that, as at their respective dates of filing:

(i)	all information and statements (except information and statements relating solely to the Agent and provided by the Agent in writing) contained in the Offering Documents, as the case may be, are true and correct, in all material respects , and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Offered Shares;

(ii)	no material fact or information has been omitted therefrom (except facts or information relating solely to the Agent) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	except with respect to any information relating solely to the Agent and provided by the Agent in writing, such documents comply with the requirements of the Securities Laws,

and such deliveries shall also constitute the Corporation’s consent to the Agent’s use of the Offering Documents in connection with the distribution of the Offered Shares in the Qualifying Jurisdictions.

(d)	The Corporation shall cause commercial copies of the Final Prospectus and any Supplementary Material to be delivered to the Agent, without charge in such numbers and in such cities as the Agent may reasonably request, the Final Prospectus and any Supplementary Material given forthwith after the Agent has been advised that the Corporation has complied with the Securities Laws in the Qualifying Jurisdictions. Such delivery shall be effected as soon as practicable and, in any event, on or before the date which is the later of: (i) in relation to the Final Prospectus, (A) two (2) Business Days after the Canadian Securities Regulators have issued a receipt for the Final Prospectus and (B) two (2) Business Days after the date on which the Agent provides print and delivery instructions and, (ii) in relation to any Supplementary Material, on or before the date which is the later of: (i) two (2) Business Days after the Canadian Securities Regulators have issued a receipt for the Supplementary Material, if applicable and (ii) two (2) Business Days after the date on which the Agent provides print and delivery instructions for such Supplementary Material.

(e)	The Agent shall deliver to each purchaser of the Offered Shares a copy of the Final Prospectus in compliance with Securities Laws. The Agent shall send a copy of any amendment to the Prospectus to all persons to whom copies of the Prospectus are sent.

7.	Material Changes.

(a)	During the period prior to the Agent notifying the Corporation of the completion of the distribution of the Offered Shares, the Corporation shall promptly inform the Agent in writing of the full particulars of:

(i)	any of the representations or warranties made by the Corporation in this Agreement no longer being true and correct in all material respects at any particular time;

(ii)	any material change (actual, anticipated, contemplated, threatened, financial or otherwise) or any event or the discovery of any fact or circumstance which the Corporation believes is material to the business, affairs, operations, securities, assets, liabilities (contingent or otherwise), financial condition or prospects of the Corporation or any of its affiliates taken as a whole, which the Corporation receives notice of, or discovers;

(iii)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents;

(iv)	any change in any material fact contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying with Securities Laws; and

(v)	any actual or threatened hearing, proceeding, litigation or investigation or any communication to or request made of the Corporation or, to the Corporation’s knowledge, of any other person from any Securities Regulators, stock exchange or regulatory authority, domestic or foreign, which might reasonably be considered relevant to this Agreement or the Offering, in each case relating to the Corporation, any of its affiliates, the Offering, any other transaction or any opinion.

(b)	The Corporation will comply with Securities Laws and prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the distribution of the Offered Shares and the Agent’s Warrants and the grant of the Over-Allotment Option in each of the Qualifying Jurisdictions.

(c)	In addition to the provisions of Sections 7(a) and 7(b), the Corporation shall in good faith discuss with the Agent any change, event or fact contemplated in Sections 7(a) and 7(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agent under Section 7(a) hereof and shall consult with the Agent with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review and sign-off thereof by the Agent and its counsel, acting reasonably and without undue delay.

(d)	If, during the period of distribution of the Offered Shares, there shall be any change in Securities Laws which, in the opinion of the Agent, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Agent, the Corporation shall, to the satisfaction of the Agent, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

8.	Covenants of the Corporation. The Corporation hereby covenants to the Agent that the Corporation:

(a)	will advise the Agent, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained pursuant to the Passport System and will provide evidence reasonably satisfactory to the Agent of each such filing and copies of such receipts;

(b)	will advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Regulator of any order suspending or preventing the use of any of the Offering Documents;

(ii)	the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Shares) has been issued by any Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)	any requests made by any Canadian Securities Regulator for amending or supplementing the Preliminary Prospectus or the Final Prospectus, or for additional information, and will use commercially reasonable efforts to prevent the issuance of any order referred to in Section 8(b)(i) and, if any such order is issued, to obtain the withdrawal thereof promptly;

(c)	will, if during the period of distribution of the Offered Shares there shall be any change in applicable Securities Laws or the occurrence of any other event which requires the filing of any Supplementary Material, to the satisfaction of the Agent, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Canadian Securities Regulator in each of the Qualifying Jurisdictions where such filing is required;

(d)	will direct all enquiries from any person or entity expressing interest in participating in the Offering to the Agent;

(e)	will use best efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agent may reasonably require from time to time for the purpose of giving effect to this Agreement and take all such steps as may be reasonably within its power to implement to its full extent the provisions of this Agreement;

(f)	will use commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws of each of the Qualifying Jurisdictions to the date which is 36 months following the Listing Date; provided that the Company shall not be prohibited from completing any transaction which would result in the Company ceasing to be a reporting issuer so long as the Company’s shareholders: (a) receive cash or securities of an entity which is a reporting issuer in Canada; or (b) have approved the transaction in accordance with Applicable Laws;

(g)	will use commercially reasonable efforts to maintain the listing of the Common Shares on the CSE or such other recognized stock exchange or quotation system as the Agent may approve, acting reasonably, such approval not to be unreasonably withheld, conditioned, or delayed (and the Agent agrees that the Toronto Stock Exchange, Neo Exchange Inc. and TSX Venture Exchange are approved stock exchanges), to the date that is 36 months following the Closing Date; provided that, the Company shall not be prohibited from completing any transaction which would result in the Company ceasing to be listed so long as the Company’s shareholders: (a) receive cash or securities of an entity which is listed on a stock exchange in Canada; or (b) have approved the transaction in accordance with Applicable Laws;

(h)	will use commercially reasonable efforts to remain, and to cause each Material Subsidiary to remain, a corporation validly subsisting under the laws of its jurisdiction of incorporation, licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and will carry on its business in the ordinary course and in compliance in all material respects with all Applicable Laws, rules and regulations of each such jurisdiction;

(i)	during the distribution of the Offered Shares, the Corporation will consult with the Agent and promptly provide to the Agent drafts of any press releases of the Corporation for review by the Agent and the Agent’s counsel prior to dissemination, and will consider, acting reasonably and in good faith, any proposed changes to any such documents as the other party may reasonably require provided that the Agent shall use commercially reasonable efforts to cause any such review to be completed within one (1) Business Day; and

(j)	will use the net proceeds of the Offering contemplated herein in the manner and subject to the qualifications described in the Final Prospectus under the heading “Use of Proceeds”.

9.	Representations as to the Offering Documents and the Marketing Materials.

(a)	The Corporation has prepared and delivered, or will prepare an deliver, to the Agent copies of the Offering Documents and Marketing Materials each for use by the Agent in connection with their solicitation of purchase of, or offering of, the Offered Shares.

(b)	Filing of the Offering Documents and the Marketing Materials shall constitute a representation and warranty by the Corporation to the Agent that:

(i)	as at their respective dates and as at their respective dates of filing, as applicable, the information and statements (excluding any information or statement relating solely to the Agent furnished in writing by the Agent) contained in the Offering Documents and the Marketing Materials (A) contain no misrepresentation and (B) constitute full, true and plain disclosure of all material facts relating to the Corporation the Offered Shares and the Offering as required by applicable Securities Laws;

(ii)	as at their respective dates and as at their respective dates of filing, as applicable, except with respect to any information or statement relating solely to the Agent furnished in writing by the Agent, such documents comply in all material respects with the requirements of applicable Securities Laws; and

(iii)	as at their respective dates and as at their respective dates of filing, the statistical and market-related data included in the Offering Documents and the Marketing Materials are based on or derived from sources that are, to the knowledge of the Corporation, are reputable, reliable and accurate in all material respects, and such filings shall also constitute the Corporation’s consent to the Agent’s use of the Offering Documents and the Marketing Materials in connection with the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with this Agreement and applicable Securities Laws.

10.	Representations and Warranties of the Corporation. The Corporation represents and warrants to the Agent that each of the following representations and warranties is true and correct on the date of this Agreement:

(a)	Incorporation and Organization: The Corporation is a corporation duly incorporated and valid existing under the laws of the Business Corporations Act (Ontario) and has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own or lease and operate its property and assets. The Corporation is not in violation of any material provision of its constating documents.

(b)	Capacity: The Corporation has all requisite corporate power, authority and capacity to: (i) enter into and deliver this Agreement and the Material Contracts and to perform its obligations hereunder (including the execution and delivery of the Offering Documents and the filing of each Prospectus with the Canadian Securities Regulators in accordance with this Agreement) and thereunder; and (ii) create, offer, issue, grant and sell, as applicable, the Securities and the Over-Allotment Option in accordance with the provisions of this Agreement.

(c)	Authorized Capital: The authorized capital of the Corporation consists of an unlimited number of Common Shares, of which, as of the date hereof, 16,000,000 Common Shares are issued and outstanding as fully paid and non-assessable. As of the date hereof, no person has or will have any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any securities of the Corporation, other than: (i) 2,774,000 Options, each exercisable to acquire one Common Share at a price of $0.75 per Common Share until November 27, 2027; (ii) the Conversion Units granted to the Convertible Loan holders, which shall automatically convert, concurrent with Closing, into 2,500,000 Common Shares, 2,500,000 Series A Warrants and 2,500,000 Series B Warrants; (iii) 2,500,000 Advisory Warrants; and (iv) 500,000 RSUs.

(d)	Subsidiaries: The Corporation has no subsidiaries that are required to be disclosed by Section 4.2 of Form 41-101F1 other than the Material Subsidiaries as set forth in Schedule “B” hereto. The Corporation does not beneficially own or exercise control or direction over any of the outstanding securities of any company that holds any assets or conducts any operations material to the Corporation other than the Material Subsidiaries and the Corporation beneficially owns, directly or indirectly, the percentage indicated in Schedule “B” hereto of the issued and outstanding shares in the capital of the Material Subsidiaries, all of which are free and clear of any Encumbrances of any kind whatsoever, all of such shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares. The Material Subsidiaries are validly existing and in good standing under the laws of their respective jurisdictions of incorporation in all material respects and have the requisite power and authority to own their assets and conduct their business as currently owned and conducted and as presently proposed to be conducted. The Material Subsidiaries are duly qualified or licensed to do business and are in good standing in each jurisdiction in which the nature of their business as presently carried on or the ownership or leasing of their property and assets makes such qualification or licensing necessary, in each case, in all material respects. No Material Subsidiary is in violation of any material provision of its constating documents.

(e)	Listing: The Corporation has made an application to the CSE so that, at the time of issue of the Offered Shares and the Agent’s Warrant Shares, the Common Shares will have been conditionally approved for listing on the CSE, subject only to the Standard Listing Conditions.

(f)	Certain Securities Law Matters: The Common Shares are not listed or posted for trading on any stock exchange and the Corporation is not a reporting issuer or the equivalent thereof in any jurisdiction and is not in default of any material requirement of the Securities Laws. The Corporation is not required to file reports with the SEC pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act. In relation to the Offering, distribution, sales and marketing of the Offered Shares offered under the Prospectus, the Corporation has complied with all applicable corporate and securities laws and administrative policies including without limitation, the Securities Laws and applicable laws of foreign jurisdictions.

(g)	Unanimous Shareholders Agreement: The Corporation is a party to a unanimous shareholder’s agreement dated December 1, 2020, between the Corporation, 1276156 B.C. Ltd., 1275203 B.C. Ltd., and 2384449 Ontario Inc., as amended by the foregoing parties and J.L. Holdco Inc. in an amendment agreement to the unanimous shareholder agreement dated October 3, 2022 (the “Shareholders’ Agreement”). The Shareholders’ Agreement contains various provisions affecting the business, affairs and governance of the Corporation, and includes a termination provision which provides that the Shareholders’ Agreement shall terminate on the Closing Date.

(h)	Rights to Acquire Securities: No person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued Common Shares or other securities of the Corporation or any Material Subsidiary, except as disclosed by the Corporation in the Prospectus.

(i)	No Pre-emptive Rights: The issue of the Offered Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

(j)	Prospectus: The Preliminary Prospectus contains full, true and plain disclosure of all material facts in relation to the Corporation, the Corporation’s business and its securities, contains no misrepresentations, is accurate in all material respects and omits no fact, the omission of which makes such representations misleading or incorrect in any material respect. The Final Prospectus will contain full, true and plain disclosure of all material facts in relation to the Corporation, the Corporation’s business and its securities, will contain no misrepresentations, will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect in any material respect. There is no fact known to the Corporation which the Corporation has not disclosed in the Preliminary Prospectus and will not disclose in the Final Prospectus which results or will result in a Material Adverse Effect or, so far as the Corporation can reasonably foresee, could reasonably be expected to either have a Material Adverse Effect or materially adversely affect the ability of the Corporation to perform its obligations under this Agreement. The Corporation has a reasonable basis for disclosing any forward-looking information in the Prospectus and is not, as of the date hereof, required to update any such forward-looking statements pursuant to NI 51-102.

(k)	No Significant Acquisition: The Corporation has not completed a ‘significant acquisition’ (as such term is defined in NI 51-102) requiring disclosure in the Prospectus. The Corporation is not engaged in any proposed acquisition of a business or related business that has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high, and that, if completed by the Corporation, would be a ‘significant acquisition’ (as such term is defined in NI 51-102).

(l)	Transfer Agent: The Transfer Agent has been appointed by the Corporation as the registrar and transfer agent for the Common Shares.

(m)	Issue of Securities: All necessary corporate action has been taken, or will be taken before Closing, to authorize the valid creation, issue, grant, sale of and the delivery of certificates (whether in definitive form or electronic form) representing the Offered Shares, the Agent’s Warrants and the Agent’s Warrant Shares, and at Closing, the Offered Shares will be validly created and issued as fully paid and non-assessable Common Shares and the Agent’s Warrants will be validly created and issued. Upon the exercise of the Agent’s Warrants in accordance with the terms thereof, including payment of the exercise price therefor, the Agent’s Warrant Shares will be validly issued as fully paid and non-assessable Common Shares.

(n)	Consents, Approvals and Conflicts: None of the offering, sale, creation, grant and delivery of the Securities, as applicable, the grant of the Over-Allotment Option, the execution and delivery of this Agreement or the Prospectus, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Offered Shares upon the terms and conditions as set forth herein, do or will (i) subject to compliance by the Agent with the provisions of this Agreement, require the consent, approval, authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except (A) such as have been, or will by the Closing Date, be obtained, or (B) such as may be required under the Securities Laws of any of the Qualifying Jurisdictions and the policies of the CSE and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation is a party or by which it or any of its properties or assets is bound, or the notice of articles, by-laws or articles or any other constating document of the Corporation or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of its properties or assets which could have a Material Adverse Effect.

(o)	Authority and Authorization: The Corporation has all requisite corporate power and capacity to enter into this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereunder and the Corporation has taken, or will have taken before Closing, all necessary corporate action to authorize the execution, and delivery of, and performance of its obligations under this Agreement including, without limitation, the issue of the Offered Shares and creation and issue of the Agent’s Warrants upon the terms and conditions set forth herein.

(p)	Eligibility for Investment: The Offered Shares will, on the Closing Date, be qualified investments under the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof and thereof.

(q)	No Material Adverse Change: Subsequent to the date of the most recent Financial Statements included or incorporated by reference in the Offering Documents, there has not been any Material Adverse Change and there has been no event or occurrence that could reasonably be expected to result in a Material Adverse Change except as disclosed in the Offering Documents.

(r)	Validity and Enforceability: This Agreement has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation enforceable against the Corporation in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law.

(s)	Disclosure: Each of the Disclosure Documents does not, as of the date thereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively disclose all material facts relating to the Corporation and do not omit to state a material fact relating to the Corporation. There is no fact known to the Corporation that the Corporation has not disclosed to the Agent that would result in a Material Adverse Effect or, so far as the Corporation can reasonably foresee, will have a Material Adverse Effect or materially adversely affect the ability of the Corporation to perform its obligations under this Agreement. The Corporation has disclosed any and all matters which it is required to disclose to the Agent hereunder in a timely manner.

(t)	No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities (including the Offered Shares) of the Corporation or prohibiting the issue and sale of securities by the Corporation is issued and outstanding and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(u)	Accounting Controls: The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance: (i) that transactions are completed in accordance with the general or a specific authorization of management or directors of the Corporation; (ii) that transactions are recorded as necessary to permit the preparation of consolidated financial statements for the Corporation in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) that access to assets of the Corporation is permitted only in accordance with the general or a specific authorization of management or directors of the Corporation; (iv) that the recorded accountability for assets of the Corporation is compared with the existing assets of the Corporation at reasonable intervals and appropriate action is taken with respect to any differences therein; and (v) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on its financial statements or interim financial statements.

(v)	Financial Statements: The Corporation’s consolidated audited financial statements for the years ended June 30, 2022 and June 30, 2021 (the “Audited Financial Statements”), and the Corporation’s unaudited, reviewed consolidated financial statements for the three months ended September 30, 2022 (the “Interim Financial Statements”), and all notes to the Audited Financial Statements and Interim Financial Statements (i) comply as to form in all material respects with the requirements of the applicable Securities Laws; (ii) present fairly, in all material respects, the financial position, the results of operations and cash flows and the shareholders’ equity and other information purported to be shown therein at the respective dates and for the respective periods to which they apply, (iii) have been prepared in conformity with International Financial Reporting Standards, consistently applied throughout the period covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects and (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and, except as disclosed in the Prospectus of the Financial Statements there has been no change in accounting policies of practices of the Corporation since the date of the most recent Financial Statements included or incorporated by reference in the Offering Documents.

(w)	Auditors: The Corporation’s Auditors who audited the Audited Financial Statements and who provided their audit report thereon, and who reviewed the Interim Financial Statements as well as any subsequent Financial Statements included or incorporated by reference in the Offering Documents, are independent public accountants as required under applicable Securities Laws and there has not, since incorporation of the Corporation, been a reportable event (within the meaning of NI 51-102) between the Corporation and any such auditor.

(x)	Audit Committee: The audit committee of the Corporation is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(y)	Changes in Financial Position: Other than as disclosed in the Offering Documents, since June 30, 2020, the Corporation has not:

(i)	paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business; and

(iii)	entered into any material transaction or made any significant acquisition.

(z)	Insolvency: None of the Corporation nor any Material Subsidiary has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(aa)	Applicable Laws: To the knowledge of the Corporation, the Corporation and each Material Subsidiary has materially complied and will comply with the requirements of all Applicable Laws (including, without limitation, Securities Laws and applicable corporate laws) and administrative policies and directions, including, without limitation, in all matters relating to: (i) the conduct of the Corporation’s business; and (ii) the Offering and the issuance of the Securities.

(bb)	No Contemplated Changes: Except as disclosed in the Offering Documents and the Disclosure Documents, since the date of the most recent Financial Statements included or incorporated by reference in the Offering Documents, none of the Corporation nor any Material Subsidiary has approved and has not entered into any agreement in respect of, or has any knowledge of:

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or a Material Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)	a change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or a Material Subsidiary or otherwise) of the Corporation; or

(iii)	to the knowledge of the Corporation, a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the shares of the Corporation.

(cc)	Ten Percent Disclosure: Except as disclosed in the Offering Documents, none of the directors, officers or employees of the Corporation or the Material Subsidiaries, and, to its knowledge, no person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation, or any other person exchangeable for more than 10% of any class of securities of Corporation, and no associate or affiliate of any of the foregoing, has or had any interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or the Material Subsidiaries which materially affected, or could reasonably be expected to materially affect, the Corporation and the Material Subsidiaries, taken as a whole.

(dd)	Taxes and Tax Returns: The Corporation and each Material Subsidiary has filed in a timely manner all necessary tax returns and notices that are due and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the knowledge of the Corporation, pending against the Corporation or any Material Subsidiary which could result in a material liability in respect of taxes, charges or levies of any Governmental Authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation has withheld (where applicable) from each payment to each of the present and former Representatives the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(ee)	Compliance with Laws, Licenses and Permits: The Corporation, each Material Subsidiary and, to the knowledge of the Corporation, each Representative, has conducted and is conducting, in each case, in all material respects, its business in compliance with all Applicable Laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and which would reasonably be expected to materially affect the Corporation or any of the Material Subsidiaries, taken as a whole, and, possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in material compliance with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and to enable its assets to be owned or to be licensed and operated, in all material respects, as currently licensed and operated, and all such approvals, consents, certificates, authorizations, qualifications, permits and licenses held are valid and existing and in good standing, in each case, in all material respects, and the Corporation has not received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke, or cancel any proceeding relating to the modifications, revocation, or cancellation of any such approval, consent, certificate, authorization, permit or license, nor has the Corporation received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of material non-compliance with any such laws, regulations and statutes that would materially affect the business of the Corporation or the Material Subsidiaries, taken a whole or the business or legal environment under which the Corporation or any of Material the Subsidiaries operates.

(ff)	No Notice of Non-Compliance: No notice with respect to any of the matters referred to in Section 10(ee) including any alleged violations by the Corporation or any Material Subsidiary with respect thereto has been received by the Corporation or, to the knowledge of the Corporation, any Material Subsidiary, and to the knowledge of the Corporation, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation, or any Material Subsidiary, is in progress, pending or threatened, which could reasonably be expected to have a Material Adverse Effect on the Corporation, or any Material Subsidiary, and to the knowledge of the Corporation, there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation, or any Material Subsidiary, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise.

(gg)	Agreements and Actions: The Corporation and each Material Subsidiary is not in material violation of any term of any of its constating documents. The Corporation and each Material Subsidiary is not in material violation of any term or provision of any material agreement, indenture or other instrument to which it is a party or which is otherwise applicable to it which would, or could, reasonably be expected to, result in any Material Adverse Effect. The Corporation and each Material Subsidiary is not in default in the payment of any material obligation owed which is over thirty (30) days past due, if any, and there is no action, suit, proceeding or investigation commenced or, to the knowledge of the Corporation, threatened or pending which, either in any case or in the aggregate, would result in any Material Adverse Effect or which places, or would reasonably be expected to place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto.

(hh)	Legislation: The Corporation is not aware of any proposed material changes to existing legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Corporation or any Material Subsidiary.

(ii)	No Defaults: The Corporation and each Material Subsidiary is not in material default of any material term, covenant or condition under or in respect of any judgement, order, agreement, license or instrument to which it is a party or to which it or any of its assets are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a material default in respect of any commitment, agreement, document or other instrument to which the Corporation or a Material Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which would have a Material Adverse Effect.

(jj)	Compliance with Employment Laws: The Corporation and its Material Subsidiaries are in compliance, in all material respects, with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Corporation or its Material Subsidiaries or result in a Material Adverse Effect, and neither the Corporation nor any Material Subsidiary has engaged in any unfair labour practice; there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the Corporation’s knowledge, threatened against the Corporation or a Material Subsidiary; no union representation question exists respecting the employees of the Corporation or a Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Corporation or a Material Subsidiary; neither the Corporation nor a Material Subsidiary has received any notice of any material unresolved matter and there are no outstanding orders under the Employment Standards Act (Ontario), the Human Rights Code (Ontario), the Occupational Health and Safety Act (Ontario) or the Workers’ Compensation Act (Ontario) or any other similar legislation in any jurisdiction in which the Corporation or a Subsidiary carries on business; no employee has any agreement as to the length of notice required to terminate his or her employment with the Corporation or a Material Subsidiary in excess of 24 months or equivalent compensation; and all benefit or pension plans of the Corporation and the Material Subsidiaries are funded in accordance with Applicable Laws and no past service funding liability exist thereunder.

(kk)	Employee Plans: Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drugs, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or a subsidiary for the benefit of any current or former employee, consultant, officer or director has been disclosed in the Prospectus, as may be required pursuant to the Securities Laws, and has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(ll)	Key Person Compensation: The directors, officers and key employees of the Corporation and the compensation arrangements with respect to such individuals are as disclosed or consistent with the disclosure in the Prospectus and except as disclosed in the Prospectus there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation.

(mm)	Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any Representative have been accurately reflected in the books and records of the Corporation or such Material Subsidiary, as applicable.

(nn)	Work Stoppage: There has not been, and there is not currently, any labour trouble which is having a Material Adverse Effect or would reasonably be expected to have a Material Adverse Effect.

(oo)	Litigation: Other than as disclosed in Offering Documents, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation, threatened against any of the property or assets of the Corporation or a Material Subsidiary, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would result in a Material Adverse Effect or materially adversely affects the ability of any of them to perform the obligations thereof and the Corporation is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, would result in a Material Adverse Effect or materially adversely affects the ability of the Corporation and each Material Subsidiary to perform its obligations under this Agreement, and to its knowledge, and there are no events or circumstances that the Corporation would reasonably expect to form the basis of any such action, suit, proceeding or investigation.

(pp)	Proceedings: To the knowledge of the Corporation, none of the directors or officers of the Corporation is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere.

(qq)	Good Standing with Regulators: The Corporation, each Material Subsidiary and, to the knowledge of the Corporation, each Representative, has conducted and is conducting it affairs and communications, in each case, in all material respects, in a responsive, cooperative and courteous manner with all provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business carried on by the Corporation and the Material Subsidiary, as applicable, and the Corporation, each Material Subsidiary and to the knowledge of the Corporation, each Representative, has had and continues to have a good standing relationship with all provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business in the relevant jurisdictions in which the Corporation and each Material Subsidiary operates. For the avoidance of doubt, except as disclosed to the Agent, the Corporation is not aware of any material disagreement, issue of non-compliance or complaint, past or present, between the Corporation or any of the Material Subsidiaries and any provincial, state, municipal, federal or other regulatory agency or body in any jurisdiction where the Corporation or its Material Subsidiaries has or continues to carry on its business.

(rr)	Business Activities: All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by, or on behalf of, the Corporation and any Material Subsidiary, as applicable, in connection with their business is in compliance, in all material respects, with all industry, laboratory safety, management and training standards and Applicable Laws and regulations applicable to the Corporation’s current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(ss)	Unlawful Payments: The Corporation has not nor, to the best knowledge of the Corporation, has any director, officer, agent, employee or other person acting on behalf of the Corporation, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada) or the Foreign Corrupt Practices Act (United States), or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(tt)	Anti-Money Laundering:

(i)	The operations of the Corporation and each Material Subsidiary are and have been conducted, at all times, in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of the jurisdictions in which the Corporation and each Material Subsidiary is incorporated and in which it conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any Material Subsidiary with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(ii)	the Corporation and each Material Subsidiary has not, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (B) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (United States) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation or a Material Subsidiary and its operations, and will not use any portion of the proceeds of the Offering, in contravention of such legislation; and

(iii)	the Corporation and each Material Subsidiary or, to the knowledge of the Corporation, any Representative has not been or is not currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department and the Corporation will not directly or indirectly use any proceeds of the distribution of the Offered Shares or lend, contribute or otherwise make available such proceeds to the Corporation or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States.

(uu)	Designated Persons: None of the Corporation, any Material Subsidiary, any Representative or affiliate of the Corporation or a Material Subsidiary is an individual or entity (an “OFAC Person”), or is owned or controlled by an OFAC Person, that is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation located, organized or resident in a country or territory that is the subject or the target of Sanctions (each, a “Sanctioned Country”); and the Corporation will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other OFAC Person:

(i)	to fund or facilitate any activities of or business with any OFAC Person that, at the time of such funding or facilitation, is the subject or the target of Sanctions;

(ii)	to fund or facilitate any activities or business in any Sanctioned Country in violation of Sanctions; or

(iii)	in any other manner that will result in a violation by any OFAC Person (including any OFAC Person participating in the transaction, whether as Agent, advisor, investor or otherwise) of Sanctions. Since incorporation, the Corporation and its Material Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any OFAC Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country in violation of Sanctions.

(vv)	Non-Arm’s Length Transactions: Except as disclosed in the Prospectus, the Corporation and each Material Subsidiary does not owe any amount to, nor has the Corporation or any Material Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s length” (as such term is defined in the ITA) with any of them except for usual employee reimbursements and compensation paid or other advances of funds in the ordinary and normal course of the business of the Corporation and the Material Subsidiaries. Except employee or consulting arrangements made in the ordinary and normal course of business, the Corporation and each Material Subsidiary is not a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s length with the Corporation. Except as disclosed in the Prospectus and the Disclosure Documents, to the knowledge of the Corporation, no Representative or securityholder of the Corporation or any Material Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Material Subsidiary except for claims in the ordinary and normal course of the business of the Corporation and each Material Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation or any such Material Subsidiary.

(ww)	Underwriting Conflict: Except as may be disclosed in the Prospectus, the Corporation is not a “related issuer” or a “connected issuer” to the Agent within the meaning of National Instrument 33-105 – Underwriting Conflicts of the Canadian Securities Regulators.

(xx)	Minute Books: The minute books of the Corporation and each Material Subsidiary that have been or will be made available to the Agent or counsel to the Agent, are complete and accurate in all material respects, except for minutes of board meetings or resolutions of the board of directors that have not been formally approved by the board of directors.

(yy)	Commission: Other than the Agent, there is no person acting or purporting to act at the request or on behalf of the Corporation that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

(zz)	No Withholding of Public Information: The Corporation has not withheld from the Agent any fact or information relating to the Corporation or any Material Subsidiary or to the Offering that would reasonably be expected to be material to the Agent, and has proactively provided and will continue to provide the Agent and its representatives with all materials that may reasonably be required to conduct all due diligence regarding the Corporation and the Material Subsidiaries which the Agent may reasonably require, and has made known to the Agent and its representatives all material facts which may reasonably be required by the Agent to conduct their due diligence procedures.

(aaa)	COVID-19: Other than as mandated by a Governmental Authority, as at the date of this Agreement, there has been no closure or suspension to the operations of the Corporation or any Material Subsidiary as a result of the coronavirus (“COVID-19”) pandemic. The Corporation and each Material Subsidiary has been monitoring the COVID-19 pandemic and the potential impact at all of its operations and has put in place control measures consistent with evolving industry standards to support health and safety of all of its employees and residents.

(bbb)	Insurance: The assets of the Corporation and its Material Subsidiaries, and their respective business operations carry certain third-party liability insurance against property damage and injury. The Corporation also caries certain insurance policies for its assets and its respective business operations except where the failure to carry such insurance could not have a Material Adverse Effect on the Corporation, including: director and officer insurance, errors and omissions insurance, umbrella liability insurance, excess liability insurance, and automobile insurance.

(ccc)	Intellectual Property: The Corporation and each Material Subsidiary owns or has the valid rights to use all of the Intellectual Property necessary for the conduct of its respective business as currently conducted except where the failure to have such right could not have a Material Adverse Effect on the Corporation. The Corporation and each Material Subsidiary has a valid and enforceable right to use all third party Intellectual Property used or held for use in the business of the Corporation or a Material Subsidiary as currently conducted, as applicable except where the failure to have such right could not have a Material Adverse Effect on the Corporation. All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property that are material to the conduct of the business of the Corporation or a Material Subsidiary as currently conducted to which the Corporation or a Material Subsidiary, as applicable, is a party are valid and binding obligations of the Corporation or a Material Subsidiary, as applicable, enforceable in accordance with their terms, and, to the knowledge of the Corporation, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Corporation or a Material Subsidiary, as applicable, under any such license agreement. To the Corporation’s knowledge, the conduct of the Corporation’s and each Material Subsidiary’s business as currently conducted does not infringe or otherwise impair or conflict with (collectively, “Infringe”) any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and the Intellectual Property of the Corporation and the Material Subsidiaries which is material to the conduct of the business of the Corporation and the Material Subsidiaries as currently conducted or as currently proposed to be conducted is not, to the Corporation’s knowledge, being Infringed by any third party. There is no litigation or order pending or outstanding or, to the Corporation’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of the Corporation or any Material Subsidiary and the Corporation’s and each Material Subsidiaries’ use of any Intellectual Property owned by a third party. None the Corporation or any Material Subsidiary has received any communications alleging that the Corporation or a Material Subsidiary has violated or, by conducting its business as presently proposed, could violate any Intellectual Property or other proprietary rights of any other person, nor, without undertaking an investigation, is the Corporation or any Material Subsidiary aware of any basis therefor.

(ddd)	Security Measures: The Corporation and each Material Subsidiary has security measures and safeguards in place, consistent with generally accepted industry practice and Applicable Laws, to protect all personal information and data it may collect and that is also created, obtained or kept by any person receiving access to any of such client information and data from the Corporation or a Material Subsidiary, or permitted by the Corporation or a Material Subsidiary to use, sell, handle or in any way deal with, including, but not limited to, subcontractors, bodies corporate, and researchers, from illegal or unauthorized access or use by them, their personnel or third parties, or access or use by them, their personnel or third parties in a manner that violates the privacy rights of such parties. The Corporation and each Material Subsidiary has complied, in all material respects, with all privacy legislation under Applicable Laws, and has not collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by applicable privacy legislation, whether collected directly or from third parties, in an unlawful manner. The Corporation and each Material Subsidiary has taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(eee)	Forecasts, Budgets and Market Data: The forecasts, budgets or projections provided by or on behalf of the Corporation to the Agent were prepared in good faith, disclosed all relevant material assumptions and contain reasonable estimates of the prospects of the business. Any statistical and market-related data included in the Final Prospectus is based on or derived from sources that the Corporation believes are reliable and accurate, and the Corporation has obtained the consent to the use of such data from such sources to the extent required.

(fff)	Third Party Partners: No third-party partners of the Corporation have notified the Corporation that such partner does not intend to continue dealing with the Corporation on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course of business.

(ggg)	Employee Bonuses: Other than as disclosed in the Final Prospectus, there are no material bonuses, distributions, commissions, excess salary payments and other amounts owing to employees which will be payable outside the ordinary course of business by the Corporation to any employee of the Corporation after the Closing Date relating to their employment with the Corporation prior to the Closing Date.

(hhh)	Freedom to Operate: Neither the Corporation nor any Material Subsidiary is a party to any agreement restricting the Corporation’s or any Material Subsidiary’s freedom to operate within a particular area.

(iii)	Manipulation of Price: The Corporation has not taken, nor will the Corporation take, directly or indirectly, any action which is designed to or which constitutes or might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Common Shares.

(jjj)	Environmental Laws: The Corporation or its Subsidiaries are not in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemical pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”). The Corporation and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws for the conduct of its business are presently carried on and is in material compliance with their requirements except where the failure to have such permits, authorizations or approvals or such non-compliance could not have a Material Adverse Effect on the Corporation. There are no pending or, to the knowledge of the Corporation, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any of its Subsidiaries. There are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit, or proceeding by any private party or governmental body or agency, against or affecting the Corporation or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(kkk)	Insider Sales: To the knowledge of the Corporation, no insider (as such term is defined in Securities Laws) of the Corporation has a present intention to sell any securities of the Corporation held by it.

(lll)	Profit Sharing: There are no profit sharing arrangements in place that provide for any additional payments by the Corporation.

(mmm)	Cross Border Transfers: The Corporation and its Material Subsidiaries are able to contemporaneously transfer funds to the United States from Canada and to Canada from the United States in order to meet the business needs and liabilities of the Corporation and its Material Subsidiaries including those arising pursuant to this Agreement. For greater certainty, the Corporation and each Material Subsidiary have no restrictions which would impede their ability to transfer funds to and from the United States in order to pay the liabilities of the Corporation and Material Subsidiaries generally as they become due.

11.	Representations and Warranties of the Agent. The Agent represents, warrants and covenants to and with the Corporation that the Agent:

(a)	is a valid and subsisting corporation, duly incorporated and in good standing under the law of the jurisdiction in which it was incorporated;

(b)	has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(c)	this Agreement has been authorized, executed and delivered by the Agent and constitutes a valid and legally binding obligation of the Agent enforceable against the Agent in accordance with the terms hereof, except in any case as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by Applicable Law.

(d)	it will not make any representation or warranty with respect to the Corporation other than as set forth in this Agreement, and the Offering Documents without the prior approval of the Corporation;

(e)	is a dealer registered under the Securities Laws in each of the Qualifying Jurisdictions; and

(f)	has complied with and fulfilled and will comply with and fulfil all legal requirements (including, without limitation, compliance with applicable Securities Laws) to be fulfilled by it to act as the Corporation’s agent in undertaking the Offering in the Qualifying Jurisdictions.

12.	Closing Deliveries.

(a)	The purchase and sale of the Offered Shares shall be completed at the Closing Time at such place as the Agent and the Corporation may agree. At the Closing Time, the Corporation shall duly and validly cause the “instant” deposit of the Offered Shares, in uncertificated form to the CDS account of the Agent, or in the manner directed by the Agent in writing, registered in the name of “CDS & Co.” or in such other name or names as the Agent may direct the Corporation in writing prior to the Closing Time. Alternatively, if requested by the Agent, at the Closing Time, the Corporation shall duly and validly deliver to the Agent one or more definitive share certificates) representing the Offered Shares registered in the name of “CDS & Co.” or in such other name or names as the Agent may direct the Corporation in writing prior to the Closing Time. In the event that the Corporation and the Agent, each acting reasonably, agree to procedures for the direct settlement by the Corporation with the subscribers of certain Offered Shares, the Corporation shall complete the sale of such Offered Shares in accordance with such procedures.

(b)	Delivery by the Corporation of the Offered Shares shall be against payment by the Agent to the Corporation, at the direction of the Corporation, in lawful money of Canada by certified cheque or wire transfer an amount equal to the aggregate purchase price for the Offered Shares, as the case may be, being issued and sold hereunder less the Cash Fee and the remaining balance of the Corporate Finance Fee and all of the estimated Agent’s Expenses payable by the Corporation to the Agent in accordance with Section 23 hereof.

(c)	In addition, at or prior to the applicable Closing Time, the Corporation shall duly and validly deliver to the Agent, or as otherwise directed by the Agent, one or more certificates (whether in definitive form or electronic form) representing the Agent’s Warrants registered in such name or names as the Agent may notify the Corporation in writing prior to Closing.

13.	Agent’s Conditions. The obligation of the Agent to complete the transactions contemplated by this Agreement at the Closing Time, shall be subject to the representations and warranties of the Corporation contained in this Agreement being accurate as of the date of this Agreement and as of the Closing Time, and to the following conditions (it being understood that the Agent may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of the following terms and conditions or any other or subsequent breach or non- compliance, provided that to be binding on the Agent any such waiver or extension must be in writing):

(a)	the Agent shall have received legal opinions addressed to the Agent, dated the Closing Date and subject to certain customary qualifications of DLA Piper (Canada) LLP, the Corporation’s legal counsel, as to the legal matters relating to the Corporation and the creation, issuance and sale of the Offered Shares substantially in the form as set out in Schedule “A”, or, instead of rendering opinions relating to the laws of the Qualifying Jurisdictions, the Corporation’s solicitors may engage one or more legal counsel in the Qualifying Jurisdictions or elsewhere to provide such local counsel opinions as may be necessary;

(b)	the Agent shall have received in respect of each Material Subsidiary, legal opinions from legal counsel to, and duly qualified to practice law in the jurisdiction of existence of, each such Material Subsidiary addressed to the Agent and Agent’s legal counsel dated the Closing Date and subject to customary qualifications as to all legal matters reasonably requested by the Agent relating to such Material Subsidiary, including, but not limited to: (i) the existence of the Material Subsidiary; (ii) the issued and outstanding securities of the Material Subsidiary and the securities thereof held by the Corporation or a subsidiary of the Corporation; and (iii) the corporate power and capacity of the Material Subsidiary to carry on its business and activities and to own and lease its property and assets under applicable corporate law and its constating documents; each such opinion to be in form and substance, acceptable in all reasonable respects to the Agent and the Agent’s legal counsel;

(c)	the Agent shall have received a certificate, dated the Closing Date, of such two senior officers of the Corporation as are acceptable to the Agent, acting reasonably, addressed to the Agent and the Agent’s counsel, in a form satisfactory to the Agent, acting reasonably, certifying for and on behalf of the Corporation, without personal liability, to the best of their knowledge, information and belief, after due enquiry, with respect to:

(i)	the notice of articles, by-laws and articles of the Corporation;

(ii)	the constating documents of the Material Subsidiaries;

(iii)	the minutes, resolutions or other records of various proceedings and actions of the Corporation’s board of directors relating to the Offering, this Agreement and the Offering Documents; and

(iv)	the incumbency and specimen signatures of signing officers of the Corporation;

(d)	the Agent shall have received a certificate, dated the Closing Date, of such two senior officers of the Corporation as are acceptable to the Agent, acting reasonably, addressed to the Agent and the Agent’s counsel, in a form satisfactory to the Agent, acting reasonably, certifying for and on behalf of the Corporation, without personal liability, to the best of their knowledge, information and belief, after due enquiry and after having carefully examined the Offering Documents and the Marketing Materials, that:

(i)	the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation in this Agreement and in any certificates or other documents delivered by the Corporation pursuant to or in connection with this Agreement are true and correct in all material respects (except for such representations which are already qualified as to materiality, in which case, such representations and warrants will be true and correct in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time (except where such representations and warranties are given at a particular time, which will be true and correct at that time), after giving effect to the transactions contemplated by this Agreement;

(iii)	a receipt has been issued by the Canadian Securities Regulators for the Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending or restricting the sale of the Offered Shares or any other securities of the Corporation has been issued or made by any Governmental Authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any Governmental Authority;

(iv)	since the respective dates as of which information is given in the Final Prospectus: (A) there has been no material change affecting the Corporation or any Material Subsidiary; and (B) no transaction has been entered into by the Corporation or any Material Subsidiary other than in the ordinary course of business, which is material to the Corporation or a Material Subsidiary, other than as disclosed in the Offering Documents;

(v)	the Prospectus does not contain a misrepresentation and contains full, true and plain disclosure of all material facts relating to the Offering, including the Offered Shares; and

(vi)	except for such information or statements provided by any person or company whose profession or business gives authority to the information or statement made, (A) such officers have carefully examined the Offering Documents and the Marketing Materials and, in their opinion, as of the date of this Agreement and as of the Closing Date, the Offering Documents and Marketing Materials, did not and does not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Offering Documents and Marketing Materials and each amendment thereto, as of the respective date thereof and as of the Closing Date, did not and does not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (B) no event has occurred which should have been set forth in an amendment to the Offering Documents and was not, (C) to their knowledge after reasonable investigation, as of the Closing Date, the representations and warranties of the Corporation in this Agreement are true and correct in all material respects and the Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, and (D) there has not been, subsequent to the date of the most recent Financial Statements included or incorporated by reference in the Offering Documents, any Material Adverse Change which would trigger the requirement to file an amended Prospectus, except as set forth in the Offering Documents;

(e)	the Agent shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Agent, addressed to the Agent and the directors of the Corporation from the Corporation’s Auditors confirming the continued accuracy of the comfort letter to be delivered to the Agent pursuant to Section 6(a)(ii) hereof with such changes as may be necessary to bring the information in such letter forward to a date not more than two (2) Business Days prior to the Closing Date, which changes shall be acceptable to the Agent;

(f)	the Common Shares, including the Offered Shares and the Agent’s Warrant Shares shall be approved for listing as of the Closing on the CSE; provided that if the CSE does not issue a bulletin in relation to the listing of the Common Shares at the close of business by the market day prior to the Closing Date, then the Closing may be delayed;

(g)	the Agent shall be satisfied, in its sole discretion, with its due diligence review and investigations, and the Agent and the Agent’s counsel shall have been provided with information and documentation, reasonably requested relating to their due diligence inquiries and investigations and shall not have identified any Material Adverse Changes or misrepresentations or any items materially adversely affecting the Corporation’s affairs which exist as of the date hereof but which have not been disclosed in the Prospectus;

the Agent shall have received a certificate of good standing (or equivalent) dated within two (2) Business Day of the Closing Date in respect of the Corporation and each Material Subsidiary;

(h)	the Agent shall have received certificates or lists, issued under the Securities Laws of the Qualifying Jurisdictions stating or evidencing that the Corporation is a “reporting issuer” under each of the Qualifying Jurisdictions and not in default under applicable Securities Laws;

(i)	the Agent shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than one Business Day prior to the Closing Date;

(j)	the Agent shall have received the Cash Fee, the balance of the Corporate Finance Fee, reimbursement of the Agent’s Expenses relating to the Offering and the Agent’s Warrants; and

(k)	the Agent shall have received such other closing certificates, opinions, receipts, agreements or documents as the Agent may reasonably request.

14.	Change of Closing Date. Subject to the termination provisions contained in Section 17, if a material change or a change in a material fact occurs prior to the Closing Date, the Closing Date shall be, unless the Corporation and the Agent otherwise agree in writing or unless otherwise required under applicable Securities Laws, the fifth (5th) Business Day following the later of:

(a)	the date on which all applicable filings or other requirements of applicable Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate receipt(s) obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Agent; and

(b)	the date upon which the commercial copies of any Supplementary Material have been delivered in accordance with Section 6.

15.	Alternative Transaction. The Corporation agrees that until the date on which the distribution of the Offering is completed, none of its directors, officers, agents, accountants, financial advisors or attorneys shall (and the Corporation shall direct and use reasonable best efforts to cause its employees who are not officers or directors not to), directly or indirectly: (i) initiate, solicit, knowingly encourage (including by providing information or assistance) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, any proposal that constitutes, or would reasonably be expected to lead to, an alternative financing proposal or a proposal that could prevent the completion of the Offering (an “Alternative Proposal”); (ii) provide or cause to be provided any non-public information or data relating to the Corporation in connection with, or have any discussions with, any person or its representatives (other than the Corporation and its representatives) relating to or in connection with an actual or proposed Alternative Proposal; (iii) engage in any discussions or negotiations with any person (other than the Corporation and its representatives) concerning an actual or proposed Alternative Proposal; (iv) approve, endorse or recommend, agree to or accept any actual or proposed Alternative Proposal; (v) approve, endorse or recommend, agree to or accept or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any actual or proposed Alternative Proposal; or (vi) agree to do any of the foregoing. Without limiting the foregoing, the Corporation agrees that any violation of the restrictions set forth in this Section by the Corporation, or any affiliate or representative of the Corporation, shall constitute a breach of this Agreement by the Corporation and shall result in the immediate payment to the Agent of an amount equal to the Cash Fee assuming the Offering was fully completed, such amount representing a termination fee from the Corporation to the Agent.

16.	All Terms to be Conditions. The Corporation agrees that the conditions contained in Section 13 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Section 13 shall entitle the Agent to terminate its obligations under this Agreement, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agent any such waiver or extension must be in writing.

17.	Termination Events. In addition to any other remedies which may be available to the Agent, the Agent may terminate and cancel, without any liability on the Agent’s part, the Agent’s obligations under this Agreement by delivering written notice to that effect to the Corporation at or prior to the Closing Time, if:

(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is instituted, announced or threatened or any order is issued by any Governmental Authority in respect of the Corporation or any of its directors and officers (other than an inquiry, investigation, proceeding or order based solely upon the activities or alleged activities of the Agent); or there is any change of law, or the interpretation or administration thereof; or any order to cease trading (including communicating with persons in order to obtain expressions of interest) in any securities of the Corporation is made by a Governmental Authority and that order is still in effect, which in the opinion of the Agent operates to prevent or restrict the trading in the Offered Shares or the distribution of the Offered Shares or which in the opinion of the Agent, could be expected to have a Materially Adverse Effect on the market price or value of the Offered Shares;

(b)	there shall occur any material change or any change in the business, financial condition, assets, liabilities (contingent or otherwise), results of operations or prospects of the Corporation, or any material fact or a new material fact shall arise, or there should be discovered any previously undisclosed material fact required to be disclosed in the Prospectus or the Final Prospectus or any amendment thereto in each case which, in the reasonable opinion of the Agent, has or would be expected to have a Material Adverse Effect on the Corporation or a Material Adverse Effect on the market price or value of the Common Share;

(c)	there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence (including any natural catastrophe, act of war, terrorism, pandemic, including, without limitation, matters caused by, related to or resulting from the COVID-19 pandemic, to the extent that there is any adverse development related thereto after the date hereof or the escalation thereof), acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation or inquiry which, in the opinion of the Agent, materially adversely affects or involves, or may adversely affect or involve, the financial markets in Canada or the United States, or the business, operations or affairs of the Corporation;

(d)	after the date hereof and prior to Closing, the state of financial markets whether national or international is such that, in the opinion of the Agent, the Offered Shares cannot be marketed profitably;

(e)	the Agent, in its sole discretion, is not satisfied with the results of its due diligence investigations; or

(f)	the Corporation is in material breach of any term, condition or covenant of this Agreement or any of the representations and warranties made by the Corporation in this Agreement is false or becomes false, and cannot be cured by the Corporation within ten (10) Business Days of such material breach.

18.	Exercise of Termination Right. If this Agreement is terminated by the Agent pursuant to Section 17, there shall be no further liability to the Corporation on the part of the Agent or of the Corporation to the Agent, except in respect of any liability which may have arisen or may thereafter arise under Sections Error! Reference source not found., 19, 20, 22, 23 and 27. The right of the Agent to terminate its obligations under this Agreement is in addition to such other remedies as it may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.

19.	Survival of Representations and Warranties. Except as expressly set out herein, all warranties, representations, covenants and agreements of the Corporation and the Agent herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase of the Offered Shares and shall continue in full force and effect for the benefit of the Agent or the Corporation, as the case may be, for a period of two years from the date hereof, regardless of the Closing of the sale of the Offered Shares, any subsequent disposition of the Offered Shares by the Agent or the termination of the Agent’s obligations under this Agreement and shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in accordance with the preparation of the Offering Documents or the distribution of the Offered Shares or otherwise, and the Corporation agrees that the Agent shall not be presumed to know of the existence of a claim against the Corporation under this Agreement or any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Shares as a result of any investigation made by or on behalf of the Agent in accordance with the preparation of the Offering Documents or the distribution of the Offered Shares or otherwise. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely.

20.	Indemnity.

(a)	The Corporation hereby agrees to indemnify and save harmless the Agent, its affiliates and their respective directors, officers, employees, partners, agents, advisors and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses (other than loss of profit), expenses, claims, actions, suits, investigations, proceedings, damages, liabilities, obligations, fines, penalties or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and taxes of their counsel (collectively, “Losses”) in connection with any action, suit, proceeding, investigation or claim (including, without limitation, security holder or derivative actions, arbitration proceedings or otherwise) that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to, which an Indemnified Party may become subject or otherwise involved in (in any capacity) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly:

(i)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under this Agreement or under any other document delivered pursuant to this Agreement;

(ii)	any information or statement (except any information or statement relating solely to the Agent furnished in writing by the Agent) contained in the Prospectus or any other Offering Documents, any Marketing Materials, or in any certificate of the Corporation delivered pursuant to this Agreement that at the time and in light of the circumstances under which it was made contains or is alleged to contain: (A) a misrepresentation; or (B) an untrue statement of a material fact or an omission to state a material fact that is required to be stated therein or that is necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange, court or other competent authority, or any change of law or interpretation of administration thereof which prevents or restricts the trading in or the sale or distribution of the Offered Shares in the Qualifying Jurisdictions;

(iv)	the non-compliance or alleged non-compliance or a breach or violation or alleged breach or violation, by the Corporation of any of its obligations under Securities Laws; or

(v)	the services provided pursuant to this Agreement, whether performed before or after the Corporation’s execution of the Agreement,

and to reimburse each Indemnified Party forthwith, upon demand, for any and all legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

(b)	The Corporation hereby waives any right that the Corporation may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

(c)	The Corporation agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with 20(a)(i) to (v) above, except and only to the extent any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted directly and solely from the material breach of this Agreement, material breach of Applicable Laws, gross negligence, willful misconduct or fraud of such Indemnified Party.

(d)	The Corporation shall not, without the Agent’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Corporation has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(e)	Promptly after receiving notice of a Claim against the Agent or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Agent or any such other Indemnified Party shall notify the Corporation in writing of the particulars thereof, provided that any delay or omission so to notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Agent or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the defense of such Claim or results in any material increase in the liability which the Corporation may have under this indemnity. The Corporation shall have fourteen (14) calendar days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own sole expense, the settlement or defense of the Claim. If the Corporation undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(f)	If for any reason the foregoing indemnity is unavailable to the Agent or any other Indemnified Party or insufficient to hold the Agent or any other Indemnified Party harmless in respect of a Claim, the Corporation shall contribute to the amount paid or payable by the Agent or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Agent or any other Indemnified Party on the other hand but also the relative fault of the Corporation, the Agent or any other Indemnified Party as well as any relevant equitable considerations; provided that the Corporation shall in any event contribute to the amount paid or payable by the Agent or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees actually received by the Agent under this Agreement.

(g)	The Corporation hereby constitutes the Agent as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to those persons and the Agent agree to accept that trust and to hold and enforce those covenants on behalf of those persons.

(h)	The Agent may retain counsel to separately represent themselves in the defense of a Claim and the Corporation shall pay the reasonable fees and disbursements of such counsel if: (i) the Corporation does not promptly assume the defense of the Claim no later than fourteen (14) calendar days after receiving actual notice of the Claim; (ii) the Corporation agrees to separate representation; (iii) the Corporation fails to diligently pursue the defenses of the Claim; or (iv) the Agent is advised in writing by counsel that there is an actual or potential conflict in the Corporation’s and the Agent’s respective interests, or additional defenses are available to the Agent which makes representation by the same counsel inappropriate. Nothing in this Section will require the Corporation to pay the fees or expenses of more than one counsel for all the Indemnified Parties in any one jurisdiction.

(i)	The obligations of the Corporation hereunder are in addition to any liabilities which the Corporation may otherwise have to the Agent or any other Indemnified Party.

21.	Selling Group Participation. The Agent may offer syndicate participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the commissions or warrants to be received by the Agent pursuant to this Agreement.

22.	Expenses. Whether or not the Offering is completed, the Corporation shall pay all reasonable expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares, the filing of the Offering Documents and the Marketing Materials, the fees and expenses payable in connection with the distribution of the Offered Shares, the fees and expenses of the Corporation’s counsel and of local counsel to the Corporation, the fees and expenses of the auditors and the Transfer Agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents, the Marketing Materials and certificates representing the Offered Shares and the Agent’s Warrants and all expenses and fees incurred by the Agent which shall include “out of pocket” expenses and the reasonable fees and disbursements of the Agent’s counsel (including taxes and disbursements, such fees not to exceed an amount as agreed between the Corporation and the Agent), which fees, taxes and disbursements shall be payable whether or not the Offering is completed (the “Agent’s Expenses”). The Agent’s counsel shall be entitled to the full benefit of the foregoing covenant and shall be entitled to directly enforce the same against the Corporation as if it was a direct party and original signatory to this Agreement and the Corporation hereby waives any and all defences that it may have to such enforcement. The Corporation acknowledges that the $15,000 retainer advanced to the Agent may be applied towards such fees, disbursements and taxes of the Agent’s counsel without the prior written consent of the Corporation. All fees and the Agent’s Expenses shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agent and shall be payable whether or not the Offering is completed. At the option of the Agent, such fees and Agent’s Expenses may be deducted from the gross proceeds of the Offering otherwise payable to the Corporation at Closing.

23.	Agent’s Compensation and Tax Matters.

(a)	In consideration of the Agent’s agreement to sell the Offered Shares, the Corporation agrees to: (i) pay the Cash Fee to the Agent’s; (ii) issue to the Agent the Agent’s Warrants; (iii) pay the balance of the Corporate Finance Fee to the Agent in cash at the Closing Time; and (iv) pay the Agent’s Expenses, as set out in Section 22.

(b)	Fees and other amounts payable under this Agreement may be subject to goods and services tax, harmonized sales tax, value added tax, sales tax or other similar tax (“Sales Tax”). If Sales Tax is applicable, an additional amount equal to the Sales Tax will be charged to and will be payable by the Corporation. If any fee or other amount payable under this Agreement is deemed by the Excise Tax Act (Canada) or similar federal or provincial legislation to include Sales Tax, the fee or other amount payable shall be increased accordingly.

24.	Advertisements.

(a)	The Corporation acknowledges that the Agent shall have the right, subject always to Sections 4(a) of this Agreement, at its own expense, subject to the prior consent of the Corporation, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Offered Shares contemplated herein as the Agent may consider desirable or appropriate and as may be permitted by Applicable Law. The Corporation and the Agent each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the Provinces of Canada or any other jurisdiction in which the Offered Shares shall be offered and sold being unavailable in respect of the sale of the Offered Shares to prospective purchasers.

(b)	The Corporation agrees that the Agent may make public its involvement with the Corporation in the Offering, including the right of the Agent at its own expense to, following completion of the Offering, place advertisements describing its services to the Corporation, in financial, news or business publications. If requested by the Agent, the Corporation will include a mutually acceptable reference to the Agent in any press release or other public announcement made by the Corporation regarding the matters described in this Agreement.

25.	Compliance with United States Securities Laws. Any press release in respect of the Offering shall contain a legend in substantially the following form at the top of the first page: “NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”; and any such press release shall also contain disclosure substantially in the following form in accordance with Rule 135e under the U.S. Securities Act:

“The securities referred to herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, persons within the United States absent registration or available exemptions from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. ‘United States’ are as defined in Regulation S under the U.S. Securities Act.”

26.	Agent’s Activities.

(a)	The Corporation acknowledges that the Agent and its affiliates acts as principal and agent in the financial banking and investment banking industries in financial markets and, in such capacities, may, in the ordinary course of their activities, hold long or short positions, and may trade or otherwise effect or recommend transactions, for their own account or the accounts of their customers, in debt, equity or derivative securities of the Corporation or their affiliates or any other issuer that may be involved in the transactions contemplated by this Agreement or their affiliates. The Corporation agrees not to seek to restrict or challenge the ability of any of the Agent to carry out such activities.

(b)	The Corporation acknowledges that the Agent is not advising the Corporation or any other person related to it as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Corporation should consult with its own advisors concerning such matters and be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agent has no liability to Corporation with respect thereto.

(c)	In performing its responsibilities under this Agreement, the Agent may use the services of its affiliates provided that it will be responsible for ensuring that such affiliates comply with the terms of this Agreement.

27.	Confidentiality.

(a)	The Agent undertakes to keep confidential all Confidential Information received from the Corporation and shall not disclose such Confidential Information without the prior written approval of the Corporation except as may be required by law or in connection with legal or regulatory proceedings. If the Agent is requested to disclose Confidential Information as a legal requirement or as part of a legal or regulatory process, the Agent shall, to the extent not prohibited by law, provide the Corporation with prompt notice of such request so that the Corporation can take whatever action it wishes to take in relation to the request at its own cost. The Agent undertakes not to use any Confidential Information received from the Corporation for any other purpose, except as contemplated in this Agreement.

(b)	The obligations of the Agent in this Section 27 shall terminate 24 months following the Closing Date or the termination of this Agreement, as applicable.

(c)	The Corporation shall keep confidential all advice and opinions provided by the Agent, except as provided herein or as required to be disclosed by Applicable Law or in connection with legal or regulatory proceedings. If the Corporation is requested to disclose any such advice or opinions as a legal requirement or as part of a legal or regulatory process, the Corporation shall provide the Agent with prompt written notice of such request so that the Agent can take whatever action it wishes to take in relation to the request.

28.	Additional Services. If the Agent is requested to provide any other services to the Corporation in addition to those to be provided under this Agreement, the terms and conditions relating to such additional services will be outlined in a separate letter of agreement and the fees for such services will be negotiated separately and in good faith and will be consistent with fees paid to North American investment bankers for similar services. However, for greater certainty, the Agent will not provide any legal, tax or accounting advice, either pursuant to this Agreement or otherwise.

29.	Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to:

SolarBank Corporation

803 – 505 Consumers Road

Toronto, ON M5J 4Z2

Attention:	Richard Lu, Chief Executive Officer
E-mail:	[Redacted]

With a copy (for information purposes only and not constituting notice) to:

DLA Piper (Canada) LLP

2800 – 666 Burrard St,

Vancouver, BC V6C 2Z7

Attention:	Denis Silva, Partner
E-mail:	[Redacted]

(b)	to the Agent, to:

Research Capital Corporation

1920 – 1075 West Georgia Street

Vancouver, BC V6E 3C9

Attention:	Jovan Stupar, Managing Director
E-mail:	[Redacted]

With a copy (for information purposes only and not constituting notice) to:

MLT Aikins LLP

2600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Attention:	Mahdi Shams, Partner
E-mail:	[Redacted]

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 29. Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee. A notice which is personally delivered or delivered by e-mail shall, if delivered prior to 5:00 p.m. (Vancouver time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

30.	Time of the Essence. Time shall, in all respects, be of the essence hereof.

31.	Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada.

32.	Headings. The headings contained herein are for convenience or reference only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

33.	Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

34.	Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only signed by each of the parties hereto.

35.	Severability. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

36.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of British Columbia and federal laws of Canada applicable therein, without regard to principles of conflicts of laws and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either our engagement or any matter referred to in this Agreement is hereby waived by the parties hereto.

37.	No Fiduciary Duty. The Corporation hereby acknowledges that (i) the transactions contemplated hereunder are arm’s-length commercial transactions between the Corporation, on the one hand, and the Agent and any affiliate through which the Agent may be acting, on the other, (ii) the Agent is acting as agent but not as a fiduciary of the Corporation; and (iii) the Corporation’s engagement of the Agent in connection with the Offering and the process leading up to the Offering is as agent and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether the Agent has advised or is currently advising the Corporation on related or other matters). The Agent has not rendered advisory services beyond those, if any, required of an investment dealer by Securities Laws in respect of an offering of the nature contemplated by this Agreement and the Corporation agrees that it will not claim that the Agent has rendered advisory services beyond those, if any, required of an investment dealer by Securities Laws in respect of the Offering, or that the Agent owes a fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

38.	Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Agent and their respective successors and permitted assigns. This Agreement shall not be assignable by any party hereto without the prior written consent of the other party.

39.	Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

40.	Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

41.	Counterparts. This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission or other means of electronic transmission (including portable document format), each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

[Remainder of page intentionally left blank.]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agent.

Yours very truly,

RESEARCH CAPITAL CORPORATION

“Jovan Stupar”
Name:	Jovan Stupar
Title:	Managing Director

The foregoing is hereby accepted on the terms and conditions therein set forth.

SOLARBANK CORPORATION

“Richard Lu”
Name:	Richard Lu
Title:	Chief Executive Officer

SCHEDULE “A”

MATTERS TO BE ADDRESSED IN THE CANADIAN COUNSEL OPINION

(a)	that the Corporation has been duly incorporated and is existing under the laws of the Province of Ontario and has the corporate power and authority to carry on its business as presently carried on and to own, lease and operate its property and assets;

(b)	that the Corporation is a “reporting issuer” not included on the list of issuers in default in the Qualifying Jurisdictions;

(c)	as to the authorized and issued share capital of the Corporation;

(d)	that the Corporation has all necessary corporate power and authority to: (i) execute, deliver and perform its obligations under the Agency Agreement; (ii) to create, issue, sell, grant and deliver, as applicable, the Securities; and (iii) to grant the Over-Allotment Option and create, issue, sell, grant and deliver, as applicable, the Securities issuable on account of the exercise of the Over-Allotment Option;

(e)	that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Agency Agreement and the performance of its obligations hereunder, and the Agency Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in the Agency Agreement may be limited by applicable law;

(f)	that the execution and delivery, as applicable, of the Agency Agreement and the fulfillment of the terms thereof by the Corporation, and the creation, issuance, sale, grant and delivery, as applicable, of the Securities do not and will not conflict with or result in any breach or violation of any of the terms, conditions or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) the articles or by-laws of the Corporation, (ii) the Business Corporations Act (Ontario), or (iii) any Securities Laws;

(g)	that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Offering Documents and the filing thereof with the Canadian Securities Regulators;

(h)	that the statements in the Final Prospectus under the heading “Eligibility for Investment” are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(i)	that the statements in the Final Prospectus under the heading “Certain Canadian Federal Income Tax Considerations”, to the extent that such statements summarize matters of law or legal conclusion, fairly summarize the matters described therein in all material respects, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(j)	that the provisions of the Common Shares in the capital of the Corporation conform, in all material respects, with the descriptions of the Common Shares in the Final Prospectus under the heading “Description of the Securities”;

(k)	that, upon receipt of full payment of the issue price thereof, the Offered Shares (including any Offered Shares issued in respect of the Over-Allotment Option) will be validly issued as fully paid and non-assessable common shares in the capital of the Corporation;

(l)	that the Agent’s Warrants (including any Agent’s Warrants issued in respect of the Over-Allotment Option) have been validly created and authorized for issuance by the Corporation;

(m)	that the Agent’s Warrant Shares issuable upon exercise of the Agent’s Warrants (including any Agent’s Warrants issued in respect of the Over-Allotment Option) have been duly authorized and validly allotted for issuance by the Corporation and, when issued in accordance with the terms of the certificates governing the Agent’s Warrants, will be validly issued and outstanding as fully paid and non-assessable Common Shares;

(n)	that the forms of the certificates or other electronic confirmation representing the Offered Shares, Agent’s Warrants, and Agent’s Warrant Shares have been duly approved by the board of directors of the Corporation and comply with the requirements of the Business Corporations Act (Ontario), the constating documents of the Corporation and the applicable requirements of the CSE, and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms, subject to certain qualifications;

(o)	that all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained by the Corporation under Securities Laws to qualify: (i) the distribution of the Offered Shares to the public in the Qualifying Jurisdictions by or through persons who are duly registered under the applicable Securities Laws and who have complied with the relevant provisions of such applicable Securities Laws; (ii) the issue of the Agent’s Warrants to or as directed by the Agent; and (iii) the grant of the Over-Allotment Option;

(p)	that no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken by the Corporation under the Securities Laws and no approval, permit, consent, order or authorization of any regulatory authority in the Qualifying Jurisdictions will be required to be obtained by the Corporation under the Securities Laws to permit the issue and delivery by the Corporation of Agent’s Warrant Shares upon the valid exercise of the Agent’s Warrants in accordance with the terms and conditions thereof;

(q)	the first trade in Agent’s Warrants Shares issued upon exercise of Agent’s Warrants is exempt from the prospectus requirements of the applicable Securities Laws in the applicable Qualifying Jurisdictions and no prospectus or other document is required to be filed, no proceeding is required to be taken and no approval, permit, consent or authorization of regulatory authorities is required to be obtained by the Corporation under applicable Securities Laws of the applicable Qualifying Jurisdictions to permit such trade through registrants registered under such applicable Securities Laws who have complied with such laws and the terms and conditions of their registration, provided that (A) such trade is not a “control distribution” as that term is defined in National Instrument 45-102 – Resale of Securities at the time of such trade, (B) the Corporation is a reporting issuer (as defined under Securities Laws of the Qualifying Jurisdictions) at the time of such first trade, and (C) such first trade is not a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution;

(r)	that, subject only to the Standard Listing Conditions, the Common Shares outstanding immediately after the Closing Date and the Agent’s Warrant Shares have been conditionally approved for listing on the CSE; and

(s)	that Endeavour Trust Corporation has been duly appointed as the transfer agent and registrar for the Common Shares.

SCHEDULE “B”

MATERIAL SUBSIDIARIES

The following table sets out all Material Subsidiaries of the Corporation:

Name of Material Subsidiary	Jurisdiction of Existence of Material Subsidiary	Date of Acquisition of Interest	Interest Held in Material Subsidiary (%)	Notes
Abundant Solar Power Inc.	Delaware	December 15, 2016	100%	Abundant Solar Power Inc. was incorporated to carry out the Corporation’s operations in the United States.

Abundant Construction Inc.	Ontario	November 8, 2018	100%	Abundant Construction Inc. was incorporated to act as the counter-party for certain of the Corporation’s construction agreements.

2467264 Ontario Inc.	Ontario	May 21, 2015	49.9%	2467264 Ontario Inc. was incorporated to develop solar power projects in the Province of Ontario with the support of 2543154 Ontario Inc., an arm’s length third party who holds the remaining 51.1% of 2467264 Ontario Inc.

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